

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Jing Ju
Chief Executive Officer
Chindata Group Holdings Limited
No. 47 Laiguangying East Road
Chaoyang District, Beijing, 100012
The People's Republic of China

       Re: Chindata Group Holdings Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1
           Submitted August 17, 2020
           CIK No. 0001807192

Dear Mr. Ju:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Risk Factors
"Our revenues are highly dependent on a limited number of major clients...", page 20

1. We note your revised disclosures regarding the potential impact of the President's Executive Order on your ability to continue to conduct business with Bytedance. Given the significance of this customer to your operations, please revise to include a separate risk factor for this matter and include a discussion of the potential risks to your operations should ByteDance's business be significantly impacted by such order regardless of whether you are treated as a person or entity subject to U.S. jurisdiction under this order.

Capitalization, page 76

2.   Please revise the introductory bullet points to disclose the number of exercised Class B option shares that will vest upon effectiveness of this offering. Also, please confirm the holders' intent to exchange such shares for ordinary shares or alternatively tell us how you determined that inclusion of such shares in pro forma ordinary shares outstanding met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page 96

3.   Please include a pro forma statement of comprehensive loss and related notes as prepared in accordance with Article 11 of Regulation S-X to support the pro forma disclosures provided throughout this filing for the six months ended June 30, 2019.

Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2020, page F-48

4.   Please remove the issuance of ordinary shares in July and August 2020 from the pro forma presentation in shareholders' equity, or tell us how you determined that the inclusion of this pro forma adjustment on the face of the historical financial statements is appropriate.

Notes to Consolidated Financial Statements
Note 9. Bank Loans, page F-61

5.   There appears to be a significant increase in the secured long-term bank loans outstanding at December 31, 2019 compared to June 30, 2020. Please explain the source of such increase and revise to include a discussion of any new or amended loan agreements, the pertinent terms, covenants or any other significant changes to agreements since December 31, 2019.

Note 11. Share-based payments, page F-62

6.   Please revise to clarify the terms of the early exercise provisions available under your 2019 Plan. Specifically address whether such plan includes repurchase provisions should the employee terminate their service prior to meeting the service or performance conditions. Also, clarify whether you have recorded a liability for such early exercises and disclose the balance of such liability at June 30, 2020.

7.   Please disclose the exercise price and fair value of the option grants on January 8, 2020 and May 29, 2020, as well as the fair value the ISUs granted on May 29, 2020.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Zhang, Esq.